Bank of America Corporation and Subsidiaries Ratio of Earnings to Fixed Charges Ratio of Earnings to Fixed Charges and Preferred Dividends						Exhibit 12
	Nine Months Ended September 30, 2005	Year Ended December 31
(Dollars in millions)		2004	2003	2002	2001	2000
Excluding Interest on Deposits
Income before income taxes	$19,682	$21,221	$15,861	$12,991	$10,117	$11,788
Equity in undistributed earnings of unconsolidated subsidiaries	(134)	(135)	(125)	(6)	(6)	(27)
Fixed charges:
Interest expense	12,526	8,155	5,271	5,804	9,117	13,806
1/3 of net rent expense(1)	439	512	398	383	379	368

Total fixed charges	12,965	8,667	5,669	6,187	9,496	14,174
Preferred dividend requirements	20	23	6	6	7	9

Fixed charges and preferred dividends	12,985	8,690	5,675	6,193	9,503	14,183

Earnings	$32,513	$29,753	$21,405	$19,172	$19,607	$25,935

Ratio of earnings to fixed charges	2.51	3.43	3.78	3.10	2.06	1.83

Ratio of earnings to fixed charges and preferred dividends	2.50	3.42	3.77	3.10	2.06	1.83

	Nine Months Ended September 30, 2005	Year Ended December 31
(Dollars in millions)		2004	2003	2002	2001	2000
Including Interest on Deposits
Income before income taxes	$19,682	$21,221	$15,861	$12,991	$10,117	$11,788
Equity in undistributed earnings of unconsolidated subsidiaries	(134)	(135)	(125)	(6)	(6)	(27)
Fixed charges:
Interest expense	19,357	14,430	10,179	11,238	18,003	24,816
1/3 of net rent expense(1)	439	512	398	383	379	368

Total fixed charges	19,796	14,942	10,577	11,621	18,382	25,184
Preferred dividend requirements	20	23	6	6	7	9

Fixed charges and preferred dividends	19,816	14,965	10,583	11,627	18,389	25,193

Earnings	$39,344	$36,028	$26,313	$24,606	$28,493	$36,945

Ratio of earnings to fixed charges	1.99	2.41	2.49	2.12	1.55	1.47

Ratio of earnings to fixed charges and preferred dividends	1.99	2.41	2.49	2.12	1.55	1.47

(1)	Represents an appropriate interest factor.